October 31, 2023

VIA EDGAR

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505

RE: Andalusian Credit Company, LLC
File No. 814-01670

Ladies and Gentlemen:

On behalf of Andalusian Credit Company, LLC (the "Company"), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1. A copy of the Fidelity Bond (the "Bond") and any riders thereto for the Company (attached as Exhibit A); and

2. A certified copy of the resolutions approved at the July 31, 2023 meeting of the Board of Managers of the Company in which a majority of the managers who are not "interested persons" of the Company as defined by Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Bond.

Premiums will be paid for the period June 7, 2023 through June 7, 2024.

Please contact me at (646) 989-4074 if you have any questions.


Sincerely,

/s/ Terrence W. Olson
Terrence W. Olson

Chief Financial Officer

Andalusian Credit Company, LLC


Certificate of the Secretary

The undersigned, Carlos Zuniga, Secretary of Andalusian Credit Company, LLC, a Delaware limited liability company (the "Company"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit B is a certified copy of the resolutions approved by a majority of the managers who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums will be paid for the period June 7, 2023 through June 7, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 31st day of October, 2023.

/s/ Carlos Zuniga

Carlos Zuniga

Secretary

Andalusian Credit Company, LLC

PREMIUM BILL

Date: June 7, 2023

Insured: ANDALUSIAN CREDIT COMPANY, LLC

Company: Chubb Insurance Company of New Jersey

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06318447

Policy Period: 06-07-2023 to 06-07-2024

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06318447

Product	**Effective Date**	**Premium**
Financial Institution Bond for Asset Managers	06-07-2023	$9,341.00

	$9,341.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER



Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

Financial Institution Bond
For Asset Managers

DECLARATIONS	**CHUBB INSURANCE COMPANY OF NEW JERSEY**
Name of **Assured**: ANDALUSIAN CREDIT COMPANY, LLC	Incorporated under the laws of New Jersey, a stock insurance company, herein called the Company
Address of **Assured**: 51 John F Kennedy Parkway Short Hills, NJ 07078	202B Hall's Mill Road Whitehouse Station, NJ 08889 Bond Number: J06318447

ITEM 1. Bond Period: From: 06-07-2023
                          To: 06-07-2024
                          At 12:01 A.M. local time at the Address of **Assured**.

ITEM 2. Aggregate Limit Of Liability: $5,000,000

ITEM 3. Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Dishonesty		
	A. Employee	$5,000,000	$100,000
	B. Trade or Loan	$5,000,000	$100,000
	C. ERISA Fraud or Dishonesty	$5,000,000	$0
	D. Customer's Capital	$5,000,000	$100,000
2.	On Premises	$5,000,000	$100,000
3.	In Transit	$5,000,000	$100,000
4.	Forgery Or Alteration	$5,000,000	$100,000
5.	Extended Forgery	$5,000,000	$100,000
6.	Counterfeit Money	$5,000,000	$100,000
7.	Electronic and Computer Crime		
	A. Computer System Fraud	$5,000,000	$100,000
	B. Customer's Funds Transfer and Social Engineering Fraud	$5,000,000	$100,000
	C. Assured's Funds Transfer and Social Engineering Fraud	$5,000,000	$100,000
	D. Computer Investigations Expense	$250,000	$0
	E. Computer Extortion	$5,000,000	$100,000
8.	Claims Expense	$10,000	$0

ITEM 4. Organizations To Be Notified Of Termination:

NOT APPLICABLE

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

CHUBB INSURANCE COMPANY OF NEW JERSEY



_____	_____
Secretary	President
June 13, 2023	_____
_____	Authorized Representative
Date	

Notice of Loss Control Services

Insuring Company: Chubb Insurance Company of New Jersey

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- ***Directors and Officers Liability Loss Prevention* Manuals:**
    Directors and Officers Liability Loss Preventions – #14-01-0035
    Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
    Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
    Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
    Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

    Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

- **ChubbWorks.com**
    ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- ***Employment Practices Loss Prevention Guidelines* Manual**

    Employment Practices Loss Prevention Guidelines - #14-01-0061

- **Loss Prevention Consultant Services**

    Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

- **Public Company EPL Customers**

    Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

- **Private Company EPL Customers**
    Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
  Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
  Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
  ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- **Health Care D&O Loss Prevention Consultant Services**
  Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

Notice to Policyholders

Insuring Company: Chubb Insurance Company of New Jersey

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.



**Chubb Producer Compensation
Practices & Policies**

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

CHUBB®

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

CHUBB®

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.
2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.
3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.
4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.
2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.
3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.



U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

CHUBB

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

CHUBB®

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

Financial Institution Bond
For Asset Managers

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I. INSURING CLAUSES

1. Dishonesty

   A. Employee

   Loss resulting directly from dishonest acts, other than stated in Insuring Clauses 1.B., 1.C., and 1.D., of any **Employee**, committed alone or in collusion with others, which result in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee**, or which acts were committed with the intent to cause the **Assured** to sustain such loss.

   B. Trade or Loan

   Loss resulting directly from dishonest acts, other than stated in Insuring Clauses 1.A., 1.C., and 1.D., of any **Employee**, committed alone or in collusion with others, which arises totally or partially from any:

   (1) **Trade**; or

   (2) **Loan**,

   which result in improper personal financial gain to such **Employee** and which acts were committed with the intent to cause the **Assured** to sustain such loss.

   C. ERISA Fraud or Dishonesty

   Loss incurred by an **ERISA Plan** resulting directly from **Fraud or Dishonesty** committed by a **Plan Official**.

   D. Customer's Capital

   Loss of **Customer's Capital** resulting directly from dishonest acts of any **Employee**, other than stated in Insuring Clauses 1.A. and 1.B., committed alone or in collusion with others, which result in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee** and which acts were committed with the intent to cause the **Customer** to sustain such loss.

   For the purpose of this Insuring Clause 1, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions, gains on any investments, or other emoluments which have been, are being, or would be received by an **Employee**.

2. On Premises

   Loss of **Property** resulting directly from:

   a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

   b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

   while the **Property** is lodged or deposited at premises located anywhere.

   For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3. In Transit

Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

a. an armored motor vehicle, including loading and unloading thereof;

b. the custody of a natural person acting as a messenger of the **Assured**; or

c. the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

    (1) **Written** records;

    (2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

    (3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

Loss resulting directly from the **Assured** having, in good faith:

a. transferred, paid, or delivered any **Property**; or

b. established any credit or given any value,

in reliance on any **Written** and **Original**:

    (1) **Negotiable Instrument** (other than an **Evidence of Debt**);

    (2) **Acceptance**;

    (3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

    (4) **Certificate of Deposit**;

    (5) **Letter of Credit**; or

    (6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

    which

        i. bears a **Forgery**; or

        ii. is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5. Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a. acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

    (1) **Certificated Security**;

(2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3) **Evidence of Debt**; or

(4) **Instruction**,

which

  i. bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

  ii. is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

  iii. is lost or stolen;

b. guaranteed in writing or witnessed any signature on any:

  (1) transfer;

  (2) assignment;

  (3) bill of sale;

  (4) power of attorney; or

  (5) endorsement upon any item listed in a.(1) through a.(4) above,

  but only to the extent that such guarantee or signature directly causes the loss; or

c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the **Assured** or its authorized representative is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Electronic and Computer Crime

A. Computer System Fraud

Loss resulting directly from the:

(1) withdrawal, transfer, payment, or delivery of **Property**; or

(2) creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

which results directly from a **Network Intrusion**.

B. Customer's Funds Transfer and Social Engineering Fraud

Loss resulting directly from the transfer, payment, or delivery of **Property** on the faith of a **Command** purportedly issued by:

(1) the **Customer** to the **Assured**;

(2) an authorized representative of the **Customer** to the **Assured**;

(3) the **Assured** to the **Customer** or authorized representative of the **Customer**; or

(4) the **Assured** to a financial institution directing such financial institution to transfer, pay, or deliver **Property** from any account maintained by such **Customer** at such financial institution,

but which **Command** was, in fact, fraudulently issued or fraudulently modified without the **Assured's** or **Customer's** knowledge.

C. Assured's Funds Transfer and Social Engineering Fraud

Loss resulting directly from the transfer, payment, or delivery of an **Assured's Property** on the faith of a **Command** purportedly issued by:

(1) an employee of a **Vendor** instructing an **Employee** to transfer **Property** or change bank account information of such **Vendor**;

(2) an **Officer** or other **Employee** who is authorized by the **Assured** to instruct another **Employee** to transfer **Property**; or

(3) the **Assured** to a financial institution directing such financial institution to transfer, pay, or deliver **Property** from an account maintained by such **Assured** at such financial institution,

but which **Command** was, in fact, fraudulently issued or fraudulently modified without the knowledge of the **Assured** or any natural person set forth in (1) and (2) above.

As a condition precedent to coverage under Insuring Clauses 7.C.(1) and 7.C.(2), the **Employee** acting on the **Command** must obtain **Official Authorization** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Item 3.7.C of the Declarations.

D. Computer Investigations Expense

Computer Investigations Expenses incurred by the **Assured** in investigating loss in excess of the applicable Deductible Amount and covered solely under Insuring Clauses 7.A., 7.B., and 7.C.

E. Computer Extortion

Loss resulting directly from the **Assured** having surrendered any funds or property to a person other than an **Employee**, where such person has gained or alleges to have gained unauthorized access to the **Assured's Computer System** and threatens to cause the **Assured** to transfer, pay, or deliver any funds or property using the **Assured's Computer System**, provided that before surrendering any funds or property:

(1) the **Assured** makes every reasonable effort to conduct and contemporaneously documents an investigation, conducted by a qualified independent security consultant, which provides a reasonable basis for concluding such threat is technologically credible; and

(2) the **Assured** contemporaneously reports such threat to the Federal Bureau of Investigation or other law enforcement agency having jurisdiction over such matters and reasonably complies with the recommendations, instructions, or suggestions of such law enforcement agency.

8. Claims Expense

Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

II.   GENERAL AGREEMENTS

1. Acquisition Of, Or Merger With, Another Entity

a. If, during the Bond Period, the **Assured** acquires or merges with an entity which becomes a **Subsidiary**, the Company hereby agrees to provide coverage under this Bond, with no additional premium required, for the remainder of the Bond Period, effective on the date the **Assured** acquires or merges with such **Subsidiary**, provided that such **Subsidiary** meets all of the following conditions:

(1) its assets under management shall not exceed ten percent (10%) of the assets under management of the first named **Assured** at the time of the acquisition or merger; and

(2) it is not the subject of any current or pending disciplinary action or proceeding by any self-regulatory organization, or any federal, state, or local agency or body, including foreign equivalents, as of the date of the acquisition of which the **Assured** is aware.

Coverage for any entity the **Assured** acquires or merges with which becomes a **Subsidiary** subject to the terms and conditions of this Section 1.a., shall be for loss discovered after the date the **Assured** acquires or merges with such **Subsidiary** regardless of whether or not the loss was sustained prior to the date of such acquisition or merger.

b. If, during the Bond Period, the **Assured** acquires or merges with an entity that becomes a **Subsidiary** and such **Subsidiary** does not meet all of the conditions listed in Section 1.a., or the **Assured** merges or consolidates with another entity or organization such that the **Assured** is the surviving entity, then such **Subsidiary** or merged or consolidated entity shall be an **Assured** under this Bond for thirty (30) days from the effective date of the acquisition, merger, or consolidation provided the **Assured** has:

(1) given the Company written notice of the acquisition, merger, or consolidation prior to the proposed effective date of such transaction;

(2) obtained the written consent of the Company to extend some or all of the coverage provided by this Bond to such additional exposure; and

(3) upon obtaining such consent, has paid the Company an additional premium, if requested by the Company.

Coverage for any **Subsidiary** or merged or consolidated entity described in this Section 1.b., shall be subject to such additional or different terms, conditions, and limitations of coverage as the Company in its sole and absolute discretion may require.

If the **Assured** fails to give such notice, the Company has not provided written consent to extend some or all of the coverage provided by this Bond to such exposure, the **Assured** fails to pay the additional premium required by the Company, or the **Assured** fails to agree to any additional or different terms, conditions, and limitations of coverage required by the Company, as required in this Section 1.b., then there shall be no coverage for such **Subsidiary** or merged or consolidated entity and coverage shall terminate with respect to any loss discovered after the effective date of such acquisition, merger, or consolidation.

2. ERISA Plans

   A. Discovery Period

   Notwithstanding any other provision in this Bond to the contrary and solely with respect to loss covered under Insuring Clause 1.C., this Bond applies only to loss first discovered by the **Assured**:

   (1) during the Bond Period; or

   (2) within one year following the termination of this Bond in its entirety (the "Extended Discovery Period"), provided that:

      a. such loss is sustained prior to such termination; and

      b. the Extended Discovery Period shall terminate immediately upon the effective date of any other insurance obtained for an **ERISA Plan**, which replaces the coverage provided by this Bond for such **ERISA Plan** in an amount no less than the minimum amount required under **ERISA** and provides coverage for loss sustained prior to its effective date.

   B. Limit Of Liability

   Notwithstanding any provision in this Bond to the contrary, the payment of any loss under this Bond shall not reduce the liability of the Company for loss covered under Insuring Clause 1.C., whenever sustained; provided that:

(1) the total liability of the Company for all loss resulting from any act or any series of acts committed by the same **Employee** or in which the same **Employee** is concerned or implicated, regardless of whether such act or series of acts was committed during the Bond Period, will be treated as a **Single Loss** and the applicable Single Loss Limit Of Liability of this Bond set forth in Item 3 of the Declarations shall apply;

(2) with respect to a **Single Loss** sustained by all **ERISA Plans**, the Single Loss Limit Of Liability applicable to such **Single Loss** shall in no event be less than the amount of coverage required for such **ERISA Plans** under **ERISA** as if each **ERISA Plan** were insured separately; and

(3) if the applicable Single Loss Limit Of Liability set forth in Item 3 of the Declarations is insufficient to meet the amount as set forth in Section 2.B.(2), the applicable Single Loss Limit Of Liability set forth in Item 3 of the Declarations shall be amended to meet such amount as set forth in Section 2.B.(2).

C. Payover

Notwithstanding any provision in this Bond to the contrary, payment by the Company for loss sustained under Insuring Clause 1.C. shall be payable to and held for the benefit of the **ERISA Plans** sustaining such loss. If such payment is in excess of the amount of coverage required under **ERISA** for such **ERISA Plan**, such excess amount shall be held for the use and benefit of any other **ERISA Plan** sustaining such loss. Payment for loss sustained by two or more **ERISA Plans** or recovery of commingled **Property** of two or more **ERISA Plans**, shall be shared by such **ERISA Plans** on a pro rata basis in accordance with the amount of coverage required of each such **ERISA Plan** under **ERISA**.

3. Joint Assured

The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other **Assured** shall be conclusively deemed to have consented to and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated as though made to the first named **Assured**.

The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

4. Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The **Assured** shall notify the Company at the earliest practicable moment, not to exceed sixty (60) days after the **Assured** receives notice, of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

5. Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.   DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1) the entity or organization listed under Name of **Assured** in the Declarations (the "first named **Assured**");

(2) any **Subsidiary** of such entity or organization;

(3) any **Employee Benefit Plan**; or

(4) any **ERISA Plan**.

Assured's Network means:

(1) the **Assured's Computer System**; or

(2) an **Electronic Communication System**.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any **Customer**.

Command means any:

(1) electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

(2) telex, or **Telefacsimile** instruction; or

(3) **Voice Initiated Funds Transfer Instruction**.

Computer Investigations Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for computer forensics services to investigate a covered loss. **Computer Investigations Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any **Customer**.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Customer means any organization or natural person that:

(1) has an account;

(2) is in the process of opening an account;

(3) has been informed by, and reasonably believes that, an **Employee** has opened, or is in the process of opening, an account on their behalf; or

(4) has, or had, a written agreement to transfer such organization's or natural person's funds through the issuance or transmission of a **Command**,

with the **Assured**.

Customer's Capital means **Money**, **Securities**, or precious metals owned or held by a **Customer**. **Customer's Capital** does not include cryptocurrencies or any other electronic or digital currency not authorized or adopted by a sovereign government as part of its currency.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Officer** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of an institution merged or consolidated with the **Assured** prior to the effective date of this Bond while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) employee of a fund administrator for the **Assured** while performing fund administration services for the **Assured**,

provided that **Employee** shall not include any employee of a fund administrator for any **Employee Benefit Plan**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee Benefit Plan means any pension or welfare benefit plan sponsored by the **Assured** for the benefit of its employees or former employees and which existed on or before the inception of this Bond, or which is created or acquired after the inception of this Bond in accordance with General Agreement 1. **Employee Benefit Plan** shall not include any multi-employer plan.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

ERISA Plan means any **Employee Benefit Plan** that is subject to **ERISA**.

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Financial Interest in the Assured means:

(1) with respect to any general partner, the capital interest of such general partner in the partnership, before adjustment for loss covered by this Bond, as determined by an independent auditor as of the close of business on the date of discovery of loss covered by this Bond; and

(2) with respect to any limited partner, the value of such limited partner's investment in the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Fraud or Dishonesty means any intentional act of larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or other intentional fraudulent or dishonest act committed by a **Plan Official** in the handling of **ERISA Plan** assets. **Fraud or Dishonesty** shall also include any intentional act of a **Plan Official** in the handling of **ERISA Plan** assets that is prohibited by 18 U.S.C. 1954.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the **Uncertificated Security** is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Holding Company means any entity, including but not limited to, a corporation, trust, limited liability company, limited liability partnership, limited partnership, operating partnership, general partnership, or joint venture which:

(1) exists solely to hold equity, debt or debenture securities for, or on behalf of, a **Private Fund**; and

(2) one or more **Assureds** have, directly or indirectly, through one or more intermediaries, **Management Control**.

Investment Holding Company does not mean a **Portfolio Company**.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Loan means all extensions of credit by the **Assured** and all transactions creating a creditor or lessor relationship in favor of the **Assured**, including all purchase and repurchase agreements, and all transactions by which the **Assured** assumes an existing creditor or lessor relationship.

Manager means, solely with respect to a limited liability company, such entity's manager, managing member, management committee member or member of the Board of Managers.

Management Control means:

(1) owning or controlling interests representing more than fifty percent (50%) of the voting, appointment, or designation power for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors, or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof;

(2) having the right, pursuant to the written contract or the bylaws, charter, operating agreement, partnership agreement, or similar documents of an entity, for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors, or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof;

(3) owning or controlling more than fifty percent (50%) of the outstanding securities, membership units, partnership units, or the equivalent thereof; or

(4) having the rights and obligations, directly or indirectly, to direct or cause the direction of the management and policies of an entity for the benefit of an **Assured**, including, but not limited to, a **Private Fund**, whether through ownership, by contract or other agreement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21ˢᵗ Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Officer means any natural person who is a:

(1) duly elected or appointed director, officer, trustee, human resources manager, risk manager, in-house general counsel, or in-house compliance manager of the **Assured**;

(2) duly elected or appointed **Manager** of the **Assured**; or

(3) **Partner** or principal of the **Assured**.

Official Authorization means a valid handwritten signature of at least two **Employees**, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail which demonstrates that at least two **Employees** approved a transaction within their authority, provided that:

(1) a **Forgery** shall not be deemed an **Official Authorization**; and

(2) an **Official Authorization** shall not include a typed name in any form (including but not limited to e-mail, letterhead or pre-printed material), but shall include electronic reproductions of handwritten signatures in any form.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Partner means any general partner, managing general partner, administrative general partner, venture partner or limited partner of the **Assured** who is also employed by the **Assured**.

Plan Official means any natural person fiduciary, administrator, or manager of an **ERISA Plan** who is an **Employee** as set forth in (1) and (2) of the definition of **Employee**. **Plan Official** does not include any administrator or manager who is an independent contractor of any **ERISA Plan**.

Portfolio Company means any entity in which one or more **Investment Holding Companies** or **Private Funds** own or control equity securities, outstanding debt or debentures and which:

(1) produces, sells or leases tangible products to others, or intends to produce, sell or lease tangible products to others;

(2) provides or intends to provide services to others; or

(3) owns, leases or intends to own or lease real property, mineral rights or any similar rights.

Private Fund means any pooled investment vehicle exempted from registration under the Investment Company Act of 1940 of which an **Assured** has **Management Control**.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**, **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data, cryptocurrencies or any other electronic or digital currency not authorized or adopted by a sovereign government as part of its currency.

Racketeering means such activity as defined in 18 U.S.C. 1961 <u>et</u> <u>seq.</u>, as amended.

Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Subsidiary means any entity or organization:

(1) of which the **Assured** has, either directly or through one or more intermediaries, **Management Control**;

(2) that is an **Investment Holding Company**; or

(3) that is a **Private Fund**,

and which exists at the inception of the Bond Period, or which is formed or acquired during the Bond Period by an existing **Assured** in accordance with General Agreement 1.

Subsidiary does not mean a **Portfolio Company**.

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Trade means any purchase, exchange, or sale transaction of **Property** in an **Assured's** account with or without the **Assured's** knowledge or consent.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Vendor means any entity or natural person that has provided specialized investment advice or other goods and services to the **Assured** pursuant to a written agreement. **Vendor** does not include any **Customer**, custodian, broker/dealer, administrator, property manager, counter-party, financial institution, or any similar entity.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer to another financial institution of funds in a **Customer's** account and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.   EXCLUSIONS

1.   General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.   riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.   the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.   the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d.   damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.   all costs, fees and expenses incurred by the **Assured**:

(1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 7.D. or 8; or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.   indirect or consequential loss of any nature, except for loss covered under Insuring Clause 7.D. or 8. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g.   any violation by the **Assured** or by any **Employee**:

(1) of any law regulating:

i.   the issuance, purchase or sale of securities;

ii.   securities transactions on security or commodity exchanges or the over the counter market;

iii.   investment companies; or

iv.   investment advisors; or

(2) of any rule or regulation made pursuant to any such law;

h.   the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act covered under Insuring Clause 1.C. or any other act otherwise covered under this Bond;

i. fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information, except for loss covered under Insuring Clause 7.D.;

j. any actual or alleged:

(1) representation or advice; or

(2) warranty or guarantee as to the performance of any investment;

k. liability resulting from disclosure of or acting on material nonpublic information;

l. liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

m. trading in a **Customer's** account, whether or not authorized, except for loss covered under Insuring Clause 1.C., 1.D., or 7.B.;

n. the acts of any natural person or entity engaged by the **Assured** to perform data processing services;

o. any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7.A.;

p. a threat or series of threats to:

(1) gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

(2) modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**, except for loss covered under Insuring Clause 7.E.;

q. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat, except for loss covered under Insuring Clause 7.D.;

r. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a **Computer System**; or

s. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program.

2. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an **Employee**, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

(2) Insuring Clause 7.B.(1), 7.B.(2), 7.B.(3), 7.C.(1), or 7.C.(2);

b. the surrender of a ransom or extortion payment away from the **Assured's** premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or **Property** of the **Assured**, except for loss covered under Insuring Clause 3.b. or 7.E.;

c.   payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the **Assured** at the time of such payment or withdrawal;

d.   any **Uncertificated Security**, except for loss covered under Insuring Clause 7.A.;

e.   the loss of **Property** while:

  (1)   in the mail;

  (2)   in the custody of a **Transportation Company**, except for loss covered under Insuring Clause 3; or

  (3)   located on the premises of an armored motor vehicle operator;

f.   damages resulting from any civil, criminal or other legal proceeding in which the **Assured** is adjudicated to have engaged in **Racketeering** activity;

g.   the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the **Assured,** except for loss of **Securities** covered under Insuring Clause 2;

h.   instructions issued by a **Customer** to the **Assured** when such instructions are made, sent, or originated by a natural person authorized by the **Customer** to make, send, or originate any instructions;

i.   the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the **Assured** or by any entity other than the **Assured**;

j.   items of deposit which are not finally paid for any reason including, but not limited to, **Forgery** or any other fraud;

k.   the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**; or

l.   the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the **Assured** on behalf of such third party.

3.   Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a.   the complete or partial non-payment of or default on any **Loan** whether such **Loan** was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.   any **Forgery** or any alteration, except for loss covered under Insuring Clause 7;

c.   any counterfeit, except for loss covered under Insuring Clause 6; or

d.   any trade, except for loss covered under Insuring Clause 7.

4.   Specific Exclusions – Applicable To Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from the dishonest acts of any **Employee** which cause an **ERISA Plan** to sustain a loss, except for loss covered under Insuring Clause 1.C.

5.   Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.   any **Command** issued by a **Customer** or an authorized representative of the **Customer**;

b.   any transfer, payment, or delivery of **Property**:

  (1)   authorized by an **Employee**; or

(2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**,

whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses. This Exclusion 5.b., however, shall only apply to Insuring Clause 7.A.;

c. forged, altered or fraudulent **Negotiable Instruments**, **Securities**, documents or written instruments used as source documentation for input into a **Computer System**;

d. any investment in **Securities**, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent. This Exclusion 5.d., however, shall only apply to Insuring Clauses 7.C.(1) and 7.C.(2);

e. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the **Assured's Network** failure or breakdown, any malfunction or error in programming, or error or omission in processing;

f. entries or changes made by a natural person with authorized access to the **Assured's Network** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the **Assured's Network**. This Exclusion 5.f., however, shall only apply to Insuring Clause 7.A.; or

g. entries or changes made at a **Customer Communication System** by a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** authentication credentials or mechanism.

V.   CONDITIONS AND LIMITATIONS

1. Anti-Bundling

   If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a **Counterfeit Original**, or contain a signature which is a **Forgery** or obtained through trick, artifice, fraud, or false pretenses, the material alteration or **Counterfeit Original** or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2. Change Or Modification

   No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

3. Conformity

   If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4. Cooperation Of Assured

   At the Company's request and at reasonable times and places designated by the Company, the **Assured** shall:

   a. submit to examination by the Company and subscribe to the same under oath;

   b. produce for the Company's examination all pertinent records; and

   c. cooperate with the Company in all matters pertaining to the loss.

The **Assured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The **Assured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.   Covered Property

This Bond shall apply to loss of **Property**:

a.   owned by the **Assured**;

b.   held by the **Assured** in any capacity; or

c.   for which the **Assured** is legally liable.

This Bond shall be for the sole use and benefit of the **Assured**.

6.   Deductible Amount

The Company shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable Deductible Amount as stated in Item 3 of the Declarations. The Deductible Amount is in addition to the **Financial Interest in the Assured**.

7.   Discovery

This Bond applies only to loss first discovered by an **Officer** during the Bond Period. Discovery occurs at the earlier of an **Officer** learning of:

a.   facts which may subsequently result in a loss of a type covered by this Bond; or

b.   an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount or the **Financial Interest in the Assured**, or the exact amount or details of loss may not then be known.

8.   Limit Of Liability

A.   Aggregate Limit Of Liability

The Company's total cumulative liability for all **Single Loss** of all **Assureds** discovered during the Bond Period shall not exceed the Aggregate Limit Of Liability as stated in Item 2 of the Declarations. Each payment made under the terms of this Bond shall reduce the unpaid portion of the Aggregate Limit Of Liability until it is exhausted.

On exhausting the Aggregate Limit Of Liability by such payments:

(1)   the Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

(2)   the Company shall have no obligation under General Agreement 4 to continue the defense of the **Assured**, and on notice by the Company to the **Assured** that the Aggregate Limit Of Liability has been exhausted, the **Assured** shall assume all responsibility for its defense at its own cost.

The unpaid portion of the Aggregate Limit Of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section 12., Subrogation – Assignment – Recovery. In the event that a loss of **Property** is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the Aggregate Limit Of Liability.

B.   Single Loss Limit Of Liability

The Company's liability for each **Single Loss** shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 3 of the Declarations or the unpaid portion of the Aggregate Limit Of Liability, whichever is less. If a **Single Loss** is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability.

9.   Notice To Company – Proof – Legal Proceedings Against Company

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 3 of the Declarations.

b. The **Assured** shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This bond affords coverage only in favor of the **Assured**. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the **Assured**.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or

(2) Attn: Chubb Underwriting Department
Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

a. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the **Assured**;

(2) a **Transportation Company**; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

b. Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the **Assured**, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of **Securities** covered under this Bond, the Company may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the **Assured** under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the Company's indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the **Securities**; or

c. for **Securities** having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the **Securities**.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such **Securities** at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the Company may do so as a courtesy to the **Assured** in its sole discretion.

The **Assured** shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the **Assured** to obtain replacement **Securities**.

12. Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the **Assured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Assured** shall deliver to the Company an assignment of the **Assured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the **Assured**, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the **Assured's** covered loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit Of Liability or Aggregate Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the **Assured's** claim;

c. third, to the **Assured** in satisfaction of the applicable Deductible Amount; and

d. fourth, to the **Assured** in satisfaction of any loss suffered by the **Assured** which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

a. This Bond terminates as an entirety on the earliest occurrence of any of the following:

(1) ten (10) days after the receipt by the first named **Assured** of a written notice from the Company of its decision to cancel this Bond for non-payment of premium;

(2) immediately on the receipt by the Company of a written notice from the first named **Assured** of its decision to terminate this Bond;

(3) immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of the first named **Assured**, or the taking over of the first named **Assured** by state or federal officials;

(4) immediately on the dissolution of the first named **Assured**;

(5) immediately on the acquisition of the first named **Assured**, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the first named **Assured** into or with another entity such that the first named **Assured** is not the surviving entity;

(6) immediately on exhausting the Aggregate Limit Of Liability; or

(7) immediately on expiration of the Bond Period.

b. This Bond terminates as to any **Assured,** other than the first named **Assured**, on the earliest occurrence of any of the following:

   (1) immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of such **Assured**, or the taking over of such **Assured** by state or federal officials;

   (2) immediately on the dissolution of such **Assured**;

   (3) immediately on the acquisition of such **Assured**, or of all or substantially all of its assets, by another entity, or the merger or consolidation of such **Assured** into or with another entity such that such **Assured** is not the surviving entity; or

   (4) immediately on the first named **Assured**, either directly or through one or more **Subsidiaries**, ceasing to have **Management Control** of such **Assured**.

With respect to Sections 13.a. and b., termination of this Bond as to any **Assured** terminates liability for any loss sustained by such **Assured** which is discovered after the effective date of such termination.

c. This Bond terminates as to any **Employee**:

   (1) immediately upon any **Officer** not acting in collusion with such **Employee**, discovering that such **Employee** committed a dishonest or fraudulent act, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity;

   (2) for whom coverage under a prior Bond has been terminated, unless such coverage is reinstated in writing; or

   (3) fifteen (15) days after the receipt by the **Assured** of a written notice from the Company of its decision to terminate this Bond as to any **Employee**.

Such termination, however, is without prejudice to the loss of any **Property** then in transit in the custody of such **Employee**.

Termination as to any **Employee** shall not apply if the dishonest act occurred prior to the employment with the **Assured** and involved less than $25,000.

Termination of this Bond as to any **Employee** terminates liability for any loss caused by a dishonest act committed by such **Employee** after the effective date of such termination.

d. The Company will mark its records to indicate that the organizations named in Item 4 of the Declarations are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any **Employee**, whether such termination is effected by notice from the **Assured** or by the Company. The Company will use its best efforts to so notify such organizations, but failure to so notify shall not impair or delay the effectiveness of such termination.

14. Valuation

a. Books Of Account Or Other Records

The value of any loss of **Property** consisting of books of account or other records used by the **Assured** in the conduct of its business shall be the amount paid by the **Assured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Assured** for the actual transcription or copying of data to reproduce such books of account or other records.

b. Loan

The value of any loss or that portion of any loss resulting from a **Loan** shall be the amount actually disbursed by the **Assured** to a borrower under such **Loan** reduced by all principal, interest, and fees received by the **Assured** in connection with such **Loan**.

c. Money

Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

d.   Other Property

The value of any loss of **Property**, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

e.   Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss, provided that the value of any **Securities** replaced by the **Assured**, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed at by agreement of the parties.

f.   Set-Off

(1)   Any loss covered under Insuring Clause 1.A. or 1.B. shall be reduced by a set-off consisting of any amount owed to any **Employee** who caused the loss, or conspired to cause the loss, whether or not assigned to another.

(2)   Any loss covered under Insuring Clause 1.A. or 1.B. resulting directly from the dishonest acts of a general partner or limited partner shall be reduced by such general partner's or limited partner's **Financial Interest in the Assured**. Solely with respect to such loss caused by a general partner, however, if such set-off results in an amount that is not sufficient to enable the **Assured** to meet its obligations to:

   i.   its **Customers**; or

   ii.   limited partners other than such general partner,

then the **Financial Interest in the Assured** of such general partner shall be reduced in an amount necessary, or eliminated if need be, to enable the **Assured** upon payment of loss under this Bond to meet such obligations, but only to the extent that such payment will not accrue any benefit to such general partner.

g.   Trade

The value of any loss or that portion of any loss resulting from a trade shall be reduced by the amount of commission and other amounts received by the **Assured** as a result of such trade.

VI.   COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that any United States trade or economic sanctions law or any other similar United States law prohibits the Company from providing such coverage.

CERTIFICATE OF THE SECRETARY
OF
ANDALUSIAN CREDIT COMPANY, LLC
CERTIFYING RESOLUTIONS APPROVING
THE FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Andalusian Credit Company, LLC, a Delaware limited liability company (the "Company"), an externally managed, diversified investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), does hereby certify that the resolutions set forth below were approved by the Board of Managers of the Company (the "Board"), including a majority of the managers who are not "interested persons" of the Company, as defined in Section 2(a)(19) of the 1940 Act (the "Independent Board Members"), on July 31, 2023 at a meeting of the Board:

RESOLVED, that the Company and Andalusian Credit Partners, LLC shall be named as an insured under a fidelity bond having an aggregate coverage of $5 million issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

RESOLVED, that the fidelity bond in the amount and form presented at the meeting be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company's assets, and the nature of the securities in the Company's portfolio; and

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at the meeting with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

/s/ Carlos Zuniga
Carlos Zuniga

Secretary

Andalusian Credit Company, LLC